November 4, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Purnell

Re:	Silvergate Capital Corporation
Registration Statement on Form S-1 (as amended)
File No. 333-228446

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Silvergate Capital Corporation (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 2:00 p.m., Eastern Time, or as soon as practicable thereafter, on Wednesday, November 6, 2019. By separate letter, the underwriters of the sale of the securities being registered join in this request for acceleration.

The Company hereby authorizes Kevin M. Houlihan of Holland & Knight LLP to orally modify or withdraw this request for acceleration. Please contact Mr. Houlihan at (202) 469-5269 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours, Silvergate Capital Corporation

/s/ Alan J. Lane
Alan J. Lane President and Chief Executive Officer